Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

April 4, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that on the date hereof, the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“The Bank”), has approved the early redemption, for a nominal value of USD $300,000,000, of the Bank’s notes due in 2018, which will be called at face value without generating economic results for the Bank.

Consequently, the Bank will request the early cancellation of the public offering of said notes.

Please find attached a copy of the notice of payment.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

BANCO DE GALICIA Y BUENOS AIRES S.A.

NOTICE OF REDEMPTION

April 4, 2017

To: Holders of the Bank’s 8.75% Senior Notes due 2018 (the “Notes”)

Re:	Notice of Redemption

NOTICE IS HEREBY GIVEN by the Banco de Galicia y Buenos Aires, S.A. (the “Bank”), pursuant to Section 5.3 of that certain Indenture, dated as of May 4, 2011 (as supplemented or otherwise modified, the “Indenture”), among the Bank, as issuer, The Bank of New York Mellon, as trustee (the “Trustee”), co-registrar, paying agent and transfer agent, Banco de Valores S.A., as Argentine registrar, paying agent, transfer agent and representative of the Trustee in Argentina, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and transfer agent, that it hereby elects to redeem all outstanding Notes (the “Outstanding Notes”) in full, on May 4, 2017 (the “Redemption Date”), at a redemption price of 100% of the principal amount thereof as of the Redemption Date, and together with the amount of any accrued and unpaid interest as set forth below. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Indenture.

On the Redemption Date, the redemption price and any accrued interest payable to the Redemption Date as provided in Section 5.6 of the Indenture shall become due and payable in respect of each Note, or the portion of each Note, to be redeemed, and, unless the Bank defaults in making the redemption payment, interest on each Note to be redeemed will cease to accrued on and after the Redemption Date. Holders must surrender their respective Notes to the place or places identified on Annex 1 hereto in order to receive payment of the applicable redemption price.

CUSIP	ISIN	Principal Amount	Accrued Interest	Redemption Price

144A: 059538AQ1	144A: US059538AQ15	$300,000,000	$0	100%
Reg S: P09669BZ7	Reg S: USP09669BZ79

*	No representation is made as to the accuracy or correction of such CUSIP or ISIN number, as applicable.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this notice of redemption as of the date first set forth above.

BANCO DE GALICIA Y BUENOS AIRES S.A.

By:	/s/ Pablo Leon
Name:	Pablo Leon
Title:

Annex 1

The Bank of New York Mellon

Global Corporate Trust

111 Sanders Creek Pkwy.

East Syracuse, NY 13057

Fax No.: (315) 414-3313

Bondholder Communications: (800) 254-2826